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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                           AER ENERGY RESOURCES, INC.

                                (Name of Issuer)

   COMMON STOCK, NO PAR VALUE                              000944-10-8
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 (Title of class of securities)                           (CUSIP number)

                             JEFFREY E. TABAK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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(Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 20, 2000
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\892403\01\J4KZ01!.DOC\66228.0233
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
-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000944-10-8                                           13D                                            Page 2
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ODYSSEY PARTNERS, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                            1,093,355
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          0 (See Item 5)
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                       1,093,355
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     0 (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,093,355
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        4.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    PN
----------------------    -------------------------------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!


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
                     This Amendment No. 2 amends the Schedule 13D filed by Odyssey Partners, L.P. ("Odyssey"), with respect to the beneficial ownership of common stock, no par value ("Common Stock") of AER Energy Resources, Inc. (the "Issuer").

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) The responses of Odyssey to Rows (11) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference. As of the close of business on March 20, 2000, Odyssey beneficially owned 1,093,355 shares of Common Stock, representing approximately 4.4% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 24,850,263, being based on the number of shares outstanding as of February 15, 2000, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 1999).

                     To the best knowledge of Odyssey, none of the General Partners own any shares of Common Stock, other than indirectly, as a general partner of Odyssey.

                     (b) The responses of Odyssey to (i) Rows (7) through (10) of the cover page of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference. All General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares.

                     (c) Since the filing of Amendment No.1, Odyssey effected the following transactions in the Common Stock:

     Date of            Amount of         Price per             Where and
   Transaction          Securities          Share              How Effected
   -----------          ----------          -----              ------------
     3/13/00          57,000 shares        $3.059              OTC BB (sale)
     3/14/00          30,500 shares        $2.752              OTC BB (sale)
     3/15/00           7,200 shares        $2.675              OTC BB (sale)
     3/16/00          54,000 shares        $2.171              OTC BB (sale)
     3/17/00          72,000 shares        $2.259              OTC BB (sale)
     3/20/00          32,000 shares        $2.331              OTC BB (sale)


                     (d) Two former employees of Odyssey have the right to receive a portion of the dividends from, and a portion of the proceeds from the sale of, the shares of Common Stock beneficially owned by Odyssey.

                     (e) On March 16, 2000, Odyssey ceased to be the beneficial owner of more than five percent of the Common Stock.


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
                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2000

                                        ODYSSEY PARTNERS, L.P.

                                        By: Jack Nash
                                            --------------------------------
                                            Name: Jack Nash
                                            Title: General Partner

















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